ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

Jonathan mallin********

STUART REED, ESQ

Harris Tulchin, Esq. *********

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

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*** licensed in NY

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********licensed in NY and MI

********licensed in CA and HI (inactive in HI)

August 8, 2022

VIA ELECTRONIC EDGAR FILING

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Harmony Energy Technologies Corporation Amendment No. 2 to Registration Statement on Form 10-12G Filed June 8, 2022 File No. 000-56380

Ladies and Gentlemen:

We have electronically filed herewith on behalf of Harmony Energy Technologies Corporation (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced Amendment No. 2 to Registration Statement on Form 10-12G, as filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 8, 2022 (“Amendment No. 2”). Amendment No. 3 is marked to show changes made from Amendment No. 2. We have included a narrative response herein keyed to the comments of the staff of the SEC’s Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Nick Zeng, Chief Executive Officer of the Company, dated June 21, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

August 8, 2022

Amendment No. 2 to Form 10-12G

General

1.            Comment: Many of the comments contained in this letter have numerous components. To facilitate the staff’s analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your filing where you believe the SEC’s concern is addressed. Please also note that the headings in this comment letter and comments themselves direct you to where the responsive disclosure should appear if it does not appear in that location already.

Response: The Company acknowledges the Staff’s comment and has responded to the Staff’s comments in this letter accordingly.

2.             Comment: We note your response to prior comment 1 and your related disclosure on page 3. However, we disagree with the conclusion that you are not a China-based issuer. We acknowledge disclosure that your management is based in the United States and Canada, and that your business model anticipates future sales of your lithium-ion products solely in the United States. However, it appear the majority of your actual operations to date has been China-based, as reflected in your financial statements for the years ended December 30, 2020 and 2021, which records revenue derived solely from sales in China. Please revise your disclosure accordingly, including in response to each of our prior comments. Disclosure explaining that you are in the process of shifting your business from China to the United States may be included, as appropriate, although this should not minimize your China-based disclosure and should make clear the associated risks, including that management may change its intentions in response to circumstances or otherwise.

Response: The Company acknowledges the Staff’s comment and has included disclosure throughout Amendment No. 3 reflecting the Company’s status as a China-based issuer. For example, the Company has included the following disclosure in “Item 1. Business—Holding Foreign Companies Accountable Act (‘HFCAA’)” on page 2 of Amendment No. 3:

Holding Foreign Companies Accountable Act (“HFCAA”)

Kreston GTA LLP (“Kreston”) acts as the Company’s independent registered public accounting firm. Kreston is based in Canada and maintains all of its audit workpapers in Canada. Kreston is not registered in China, does not have a subsidiary or branch office in China. Under the HFCAA, which is applicable to any issuer required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company, and related regulations, the Public Company Accounting Oversight Board (the “PCAOB”) is permitted to inspect Kreston. Kreston is not subject to the determinations announced by the PCAOB on December 16, 2021, nor the determinations under the HFCAA and related regulations. Trading in our securities may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accounting Act (the “AHFCA Act”), if the SEC subsequently determines that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completed.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The amendments, which became effective on January 10, 2022, require certain registrants—mostly those based in China or having a majority of their operations in China—to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer,” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. A Commission-Identified Issuer is a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction (a “PCAOB-Identified Firm”).

August 8, 2022

In 2022, the SEC began to identify and list Commission-Identified Issuers on its website. The first batch of issuers that would be prohibited from trading in a U.S. securities exchange by the HFCAA are expected to appear in 2024, after they have been identified as Commission-Identified Issuers for three consecutive years. The final amendments also require a Commission-Identified Issuer to submit documentation to the SEC on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its PCAOB-Identified Firm’s foreign jurisdiction. Commission-Identified Issuers that are owned or controlled by a foreign governmental entity are not be required to submit documentation to the SEC.

A Commission-Identified Foreign Issuer is required to provide the following additional disclosures in its annual report for the year that the SEC so identifies the issuer:

●	That, during the period covered by the form, the PCAOB-Identified Firm that has prepared an audit report for the issuer
●	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized
●	Whether governmental entities in the applicable foreign jurisdiction where that registered public accounting firm is located have a controlling financial interest in the issuer
●	The name of each official of the Chinese Communist Party (“CCP”) who is a member of the board of directors of the issuer or the operating entity with respect to the issuer
●	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the CCP, including the text of any such charter

In addition, the SEC has modified the interim final amendments to make clear that any Commission-Identified Foreign Issuer that uses a VIE or any structure that results in additional foreign entities’ being consolidated in the financial statements of the registrant must provide the required disclosures for both itself and its consolidated foreign operating entities.

The Company has also included the following disclosure in “Item 1. Business—Status as a China-Based Issuer” beginning on page 4 of Amendment No. 3:

Status as a China-Based Issuer

Based on our audited financial statements for the fiscal year ended December 31, 2021, we are a China-based issuer. However, as indicated above, we are headquartered in the U.S. and our business model involves the sale of products solely to customers in the U.S. In addition, we do not conduct operations in China through the use of variable interest entities (“VIEs”). The Company believes that it does not require any permissions or approvals from the China Securities Regulatory Commission (“CSRC”) or other Chinese central government authorities to offer our securities because we are a Delaware corporation with its principal corporate office in New York, New York, and the Chinese laws and regulations that govern the listing of securities on a U.S. securities exchange apply to Chinese companies. Recent statements and regulatory actions by China’s government on the use of VIEs and data security or anti-monopoly concerns have not impacted our ability to conduct our business and we do not believe they will impact our ability to have our common stock quoted on the over-the-counter market. Based on our current and anticipated operations, we anticipate that we will cease to be a China-based issuer in the near future. There can be no assurance, however, that the Company will cease to be a China-based issuer in the near future, or at all, or that management will not change its intentions in response to circumstances or otherwise.

Our products are, and will be, designed, developed and sold solely in the U.S. The purchase of key components used in the manufacture of our products will be specified and approved by management in the U.S., and contracts with third parties to manufacture our products are entered into by management in the U.S., on behalf of Harmony. The Company’s business is operated in the United States and management of the Company is vested in executive officers that are citizens of, and reside in, the United States (with respect to Nick Zeng, our Chief Executive Officer) and Canada (with respect to Demin (Fleming) Huang, our Chief Financial Officer). This includes product and prototype design and development, and oversight and management of production.

August 8, 2022

Although third party manufacturers are located in China in order to keep costs lower, management of the business is conducted in the U.S. and all business decisions, including those with respect to purchasing, manufacturing and shipping, are made in the U.S., by executive officers of the Company located in the U.S. For example, the purchase of key components used in the manufacturing process will be specified, approved and finalized by staff in the U.S. In addition, following completion of our quality control processes in China, our products will be delivered to, and warehoused in, the U.S. Smarten’s activities are limited to quality control and supply chain management, and Smarten’s activities with regard to quality control and supply chain management are directed by our executive officers located in the United States. Although we view the use of Smarten as adding value, it is not necessary to the Company’s operations.

In addition, all members of the Company’s Board of Directors are citizens of, and reside in, the United States or Canada. The members of our Board of Directors are as follows:

Name	Citizenship/Country of Residence	Independent? (Y/N)
Nick Zeng	U.S.	N
K.C. Grainger	U.S.	Y
Christian Guilbaud	Canada	Y

Rui Zhu, a citizen of China, served as a member of our Board of Directors until June 16, 2022. Following Mr. Zhu’s departure, the Board of Directors reduced the size of the Board to three members. Accordingly, following Mr. Zhu’s departure in June 2022, all of the members of our Board of Directors are U.S. or Canadian citizens and residents, and a majority of our Board is independent.

We have two executive officers: Mr. Zeng, our Chief Executive Officer, and Mr. Huang, our Chief Financial Officer. Neither of our executive officers is a resident of China. As noted above, Mr. Zeng is a citizen and resident of the U.S., and Mr. Huang is a citizen and resident of Canada.

Our product development process can be categorized in four main stages: Concept, Prototype, Trial Production and Mass Production. The Concept stage involves development of an idea for a product. This stage is conducted solely within the U.S. Our Chief Executive Officer, who is a U.S. citizen and resident, is responsible for the Concept stage.

The Prototype stage is conducted in both the U.S. and China. Specifications for the prototype are developed based on a collaboration between the Company’s management in the U.S. and the third party manufacturer in China. The third party manufacturers located in China then create the prototype based on those specifications, at the direction of the Company’s management in the U.S. Smarten conducts quality control, based on protocols established in the U.S., on the prototypes developed. Once the prototype passes quality control, it is sent to management in the U.S. for approval.

The Trial Production and Mass Production stages are, or will be, conducted by third party manufacturers in China, with oversight by U.S. management. The Company is currently in the Trial Production stage. Trial sales, sales and marketing, customer service, inventory and warehousing are to be located and conducted solely in the U.S.

August 8, 2022

Investing in our common stock is highly speculative and involves a significant degree of risk. The Company may be subject to various legal and operational risks as a result of its status as a China-based issuer. See “Risk Factors” beginning on page 14 of this Form 10 for a discussion of information that should be considered before making a decision to purchase our common stock, including, but not limited to:

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. In light of our current limited presence in China through Smarten, we are subject to Chinese laws and regulations which could limit the legal protection available to us. Since the legal system of China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involves uncertainties. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. There is also a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas, which could result in a material change in our operations and/or the value of our securities. Although we view the use of Smarten as adding value, Smarten is not necessary to our operations. In the future, if the Chinese government, laws or regulations were to materially adversely affect us, we can, and would, discontinue Smarten’s operations in their entirety so as to avoid or minimize such effects.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. As noted above, although we view the use of Smarten as adding value, Smarten is not necessary to our operations. In the future, if China’s economic, political or social conditions or government policies were to materially adversely affect us, we can, and would, discontinue Smarten’s operations in their entirety so as to avoid or minimize such effects.
●	Direct oversight of Smarten by the Chinese government could have a material adverse effect on our business and results of operations. The national laws of China, include, but are not limited to: (i) the Cybersecurity Review Measures that became effective on February 15, 2022, and (ii) approval by the CSRC or any other Chinese regulatory authority to approve or permit an offering of securities in the U.S. As noted above, although we view the use of Smarten as adding value, Smarten is not necessary to our operations. In the future, if such oversight by the Chinese government were to materially adversely affect us, we can, and would, discontinue Smarten’s operations in their entirety so as to avoid or minimize such effects.
●	As noted above, Kreston acts as the Company’s independent registered public accounting firm. Kreston is based in Canada and maintains all of its audit workpapers in Canada. Kreston is not registered in China, does not have a subsidiary or branch office in China. Under the HFCAA and related regulations, which is applicable to any issuer required to file reports under Section 13 or 15(d) of the Exchange Act, including the Company, the PCAOB is permitted to inspect Kreston. Kreston is not subject to the determinations announced by the PCAOB on December 16, 2021, nor the determinations under the HFCAA and related regulations. Trading in our securities may be prohibited under the HFCAA or the AHFCA Act, if the SEC subsequently determines that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completed.
●	China has often restricted U.S. regulators’ access to information and limited regulators’ ability to investigate or pursue remedies with respect to China-based issuers. In addition, under Article 177 of the Securities Law of the People’s Republic of China, no overseas securities regulator can directly conduct investigations or evidence collection activities within China and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based issuers and their officers and directors. As a result, investors in China-based issuers may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

August 8, 2022

●	China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that restrict the inflow and outflow of foreign capital or provide the Chinese government with significant authority to exert influence on a China-based issuer’s ability to conduct business or raise capital. This lack of certainty may result in the inconsistent and unpredictable interpretation and enforcement of laws, rules, and regulations, which may change quickly. For example, China-based issuers face risks related to evolving laws and regulations, which could impede their ability to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the Company.
●	Legal claims, including federal securities law claims, against the Company or its officers, directors, and gatekeepers, may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, because certain assets, officers or directors may be located outside of the United States and with respect to certain assets in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue.

In addition to other risks, Smarten’s activities in China pose unique risks to investors. See Item 1A, “Risk Factors.” Among these risks, any actions taken by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Furthermore, Chinese government actions in the future could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. For example, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, may impact the Company’s ability to conduct its business, accept foreign investments, or list securities on a U.S. or other foreign exchange.

We believe that we do not require any permissions or approvals from Chinese authorities to operate our business or to issue our securities for sale to foreign investors. In addition, at this time, we do not believe that we are subject to the permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency in China. Accordingly, the Company, including Smarten, has not received any permissions or approvals from the Chinese authorities to operate our business. In addition, the Chinese government has not denied any such permissions or approvals. As Smarten provides only manufacturing supervision, quality control assurance and supply chain management, management does not believe that we are currently a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and effective on February 15, 2022. Although the Company has had informal conversations with Chinese counsel regarding these matters, the Company has not engaged Chinese legal counsel in connection with reaching these determinations, as management believes doing so would be time- and cost-prohibitive. If, in the future, the Chinese government would assert that permissions or approvals were required, the Company likely would terminate Smarten’s operations. Although Smarten provides value-added services to the Company, Smarten’s services are not necessary.

August 8, 2022

Notwithstanding the above, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or referred to as the “Opinions”, which were made publicly available on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current Chinese regulatory environment, it is uncertain when and whether we would be required to obtain permission from the Chinese government to list on U.S. exchanges in the future. If required, it is unpredictable whether such permission can be obtained by Harmony or Smarten, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiary, do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

There are legal and operational risks associated with having certain of our operations in and China. These risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcements. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of Chinese securities laws. On December 28, 2021, Cybersecurity Review Measures published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that CIIOs that intend to purchase internet products and services and DPOs engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, the CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this Form 10, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook.

August 8, 2022

In addition, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by China and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.

In addition, the Company has included several risk factors relating to the Company’s status as a China-based issuer in “Item 1A. Risk Factors—Risks Related to Doing Business in China” beginning on page 32 of Amendment No. 3, including the following:

●	Adverse changes in political, economic, and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.
●	Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets. Any such actions by the Chinese government could have a material adverse effect on our business, financial condition and results of operations.
●	Although we are a Delaware corporation and do not conduct our operations in China through the use of VIEs, in the event we inaccurately concluded that we do not require any permissions or approvals from the CSRC or other PRC central government authorities to complete an offering of our securities or applicable laws, regulations, or interpretations change, we may be required to obtain such permissions or approvals to complete a future offering of securities.
●	Our common stock may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.
●	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act or the America COMPETES Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our common stock could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.
●	Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our common stock.
●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our common stock.
●	Chinese laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.
●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

August 8, 2022

●	We may be classified as a “resident enterprise” for Chinese enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-Chinese shareholders.
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
●	If the chops of our Chinese subsidiary are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In Amendment No. 3, the Company has discussed how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. For example, Amendment No. 3 contains the following disclosure on page 7, under “Item 1. Business—Status as a China-Based Issuer.”

There are legal and operational risks associated with having certain of our operations in and China. These risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcements. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of Chinese securities laws. On December 28, 2021, Cybersecurity Review Measures published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that CIIOs that intend to purchase internet products and services and DPOs engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, the CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this Form 10, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook.

August 8, 2022

In addition, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by China and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.

The Company has also included the following risk factor, among others, on page 32, under “Item 1A. Risk Factors—Risks Related to Doing Business in China” in Amendment No. 3

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets. Any such actions by the Chinese government could have a material adverse effect on our business, financial condition and results of operations.

For example, in July 2021, the PRC government provided guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Draft Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the “Filing Measures,” or collectively, the “Draft Overseas Listing Regulations”) for public comment. The Draft Overseas Listing Regulations were revised in April 2022. According to the Draft Overseas Listing Regulations, where Chinese companies that have directly or indirectly listed securities in overseas markets conduct follow-on offering in overseas markets, they must fulfill the filing procedures with and report relevant information to the CSRC. Although our common stock is not currently listed on a national securities exchange such as the New York Stock Exchange or The Nasdaq Stock Market, if we are deemed to be an indirect overseas listed Chinese company but fail to complete the filing procedures with the CSRC for a follow-on offering or if we fell within any of the circumstances under which a follow-on offering would be prohibited by the State Council, our offering application may be suspended and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

The Draft Overseas Listing Regulations have been released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to change and thus their interpretation and implementation remain substantially uncertain. We are currently evaluating the implications and potential impact of the Draft Overseas Listing Regulations and will continue to closely monitor the development and implementation of the Draft Overseas Listing Regulations. Although we do not have a VIE structure and are not currently a listed company, due to our operations in China, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with operations in China could adversely affect our business and results of operations. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer shares of our common stock to investors, and could cause the value of our common stock to significantly decline or become worthless. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, our business in China and United States may also be adversely affected.

August 8, 2022

Item 1

Business, page 1

3.             Comment: We note your responses to prior comments 3 and 7. Please revise the statement, “We do not believe that the Holding Foreign Companies Accountable Act (‘HFCAA’) applies to our company,” to reflect that the HFCAA applies to any issuer required to file reports under section 13 or 15(d) of the Securities Exchange Act of 1934, including the company. Additionally describe the rules adopted by the Commission to implement the HFCAA. We note your disclosure that your auditor is based in Canada and is subject to PCAOB inspections. Please revise the risk factor on page 18 to disclose the risks that, if the PCAOB were to determine that they cannot inspect fully your auditor, your securities may be prohibited from trading or delisted.

Response: The Company acknowledges the Staff’s comment and has disclosed in Amendment No. 3 that the HFCAA applies to the Company. For example, the Company has included the following disclosure on page 2 of Amendment No. 3, under “Item 1. Business—Holding Foreign Companies Accountable Act (“HFCAA”):

Holding Foreign Companies Accountable Act (“HFCAA”)

Kreston GTA LLP (“Kreston”) acts as the Company’s independent registered public accounting firm. Kreston is based in Canada and maintains all of its audit workpapers in Canada. Kreston is not registered in China, does not have a subsidiary or branch office in China. Under the HFCAA, which is applicable to any issuer required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company, and related regulations, the Public Company Accounting Oversight Board (the “PCAOB”) is permitted to inspect Kreston. Kreston is not subject to the determinations announced by the PCAOB on December 16, 2021, nor the determinations under the HFCAA and related regulations. Trading in our securities may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accounting Act (the “AHFCA Act”), if the SEC subsequently determines that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completed.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The amendments, which became effective on January 10, 2022, require certain registrants—mostly those based in China or having a majority of their operations in China—to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer,” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. A Commission-Identified Issuer is a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction (a “PCAOB-Identified Firm”).

In 2022, the SEC began to identify and list Commission-Identified Issuers on its website. The first batch of issuers that would be prohibited from trading in a U.S. securities exchange by the HFCAA are expected to appear in 2024, after they have been identified as Commission-Identified Issuers for three consecutive years. The final amendments also require a Commission-Identified Issuer to submit documentation to the SEC on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its PCAOB-Identified Firm’s foreign jurisdiction. Commission-Identified Issuers that are owned or controlled by a foreign governmental entity are not be required to submit documentation to the SEC.

A Commission-Identified Foreign Issuer is required to provide the following additional disclosures in its annual report for the year that the SEC so identifies the issuer:

●	That, during the period covered by the form, the PCAOB-Identified Firm that has prepared an audit report for the issuer

August 8, 2022

●	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized
●	Whether governmental entities in the applicable foreign jurisdiction where that registered public accounting firm is located have a controlling financial interest in the issuer
●	The name of each official of the Chinese Communist Party (“CCP”) who is a member of the board of directors of the issuer or the operating entity with respect to the issuer
●	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the CCP, including the text of any such charter

In addition, the SEC has modified the interim final amendments to make clear that any Commission-Identified Foreign Issuer that uses a VIE or any structure that results in additional foreign entities’ being consolidated in the financial statements of the registrant must provide the required disclosures for both itself and its consolidated foreign operating entities.

The above disclosure also describes the rules adopted by the Commission to implement the HFCAA.

In Amendment No. 3, the Company has revised the risk factor previously titled, “Our Auditor is Canada based, registered with the PCAOB” to read as follows (inserted language underlined) (see “Item 1A. Risk Factors—Risks Related to Doing Business in China—Our Auditor is Canada based, registered with the PCAOB, and is subject to PCAOB inspections” on page 23 of Amendment No. 3):

Our Auditor is Canada based, registered with the PCAOB, and is subject to PCAOB inspections.

The Company has been a reporting issuer in Canada since 2019. Our auditor is a PCAOB-registered public accounting firm, based in Canada, and is subject to PCAOB inspections. According to our auditor, all the auditing work papers are kept in Canada.

The Holding Foreign Companies Accountable Act (“HFCAA”), which became law in December 2020, prohibits foreign companies from listing their securities on U.S. exchanges if the auditor has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction; and
●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

The PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong. If the PCAOB is unable to inspect an issuer’s public accounting firm for three consecutive years, the issuer’s securities will be banned from trade on a national exchange or through other methods. The United States Senate has passed the AHFCA Act, which, if enacted, would decrease the number of non-inspection years from three years to two years.

There are material risks to an issuer and its investors if it is determined that the PCAOB is unable to inspect our auditor because of a position taken by an authority in a foreign jurisdiction. The inability to thoroughly inspect or investigate our auditor may cause trading in our securities to be prohibited and an exchange may determine to delist our securities. As a result, our securities could be delisted rendering our stock worthless.

August 8, 2022

On December 2, 2021, final amendments to the HFCAA were adopted that require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

●	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
●	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
●	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
●	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
●	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

We could be subject to our securities being prohibited from trading. The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (“PRC”), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

August 8, 2022

Our current auditor is not headquartered in mainland China or Hong Kong. Our auditor is a PCAOB-registered public accounting firm, based in Canada, and is subject to PCAOB inspections. According to our auditor, all the auditing work papers are kept in Canada.

4.             Comment: We note your response and reissue prior comment 5. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors (as this may relate to future offerings of your registered securities). Expand the disclosure on page 7 to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please disclose how you determined no permissions or approvals were required. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

Response: The Company does not believe that any permissions or approvals from Chinese authorities are required to operate the Company’s business or to issue its securities for sale to foreign investors. Although the Company has had informal conversations with Chinese counsel regarding these matters, the Company has not engaged Chinese legal counsel in connection with reaching these determinations, as management believes doing so would be time- and cost-prohibitive. If, in the future, the Chinese government would assert that permissions or approvals were required, the Company likely would terminate Smarten’s operations. Although Smarten provides value-added services to the Company, Smarten’s services are not necessary. However, if the Company wrongly concludes that such permissions or approvals are not required, it could significantly limit or completely hinder the Company’s ability to offer or continue to offer its securities to investors and cause the value of the Company’s securities to significantly decline or become worthless. The Company has included disclosure in response to the Staff’s comment in Amendment No. 3. For example, on page 11, under “Item 1. Business—Government Regulation and Compliance,” the Company has included the following disclosure:

We believe that we do not require any permissions or approvals from Chinese authorities to operate our business or to issue our securities for sale to foreign investors. In addition, at this time, we do not believe that we are subject to the permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency in China. Accordingly, the Company, including Smarten, has not received any permissions or approvals from the Chinese authorities to operate our business. In addition, the Chinese government has not denied any such permissions or approvals. As Smarten provides only manufacturing supervision, quality control assurance and supply chain management, management does not believe that we are currently a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and effective on February 15, 2022. Although the Company has had informal conversations with Chinese counsel regarding these matters, the Company has not engaged Chinese legal counsel in connection with reaching these determinations, as management believes doing so would be time- and cost-prohibitive. If, in the future, the Chinese government would assert that permissions or approvals were required, the Company likely would terminate Smarten’s operations. Although Smarten provides value-added services to the Company, Smarten’s services are not necessary.

August 8, 2022

Notwithstanding the above, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or referred to as the “Opinions”, which were made publicly available on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current Chinese regulatory environment, it is uncertain when and whether we would be required to obtain permission from the Chinese government to list on U.S. exchanges in the future. If required, it is unpredictable whether such permission can be obtained by Harmony or Smarten, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiary, do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

The Company has also included the following risk factor in Amendment No. 3 (see page 33, under “Item 1A. Risk Factors—Risks Related to Doing Business in China”):

Although we are a Delaware corporation and do not conduct our operations in China through the use of VIEs, in the event we inaccurately concluded that we do not require any permissions or approvals from the CSRC or other PRC central government authorities to complete an offering of our securities or applicable laws, regulations, or interpretations change, we may be required to obtain such permissions or approvals to complete a future offering of securities.

We are a Delaware corporation and do not conduct our operations in China through the use of VIEs. We believe that we do not require any permissions or approvals from the CSRC or other PRC central government authorities to complete an offering of our securities, because we are a Delaware corporation with our principal corporate office in New York, New York and the PRC laws and regulations that govern the listing of securities on a U.S. securities exchange apply to PRC companies. However, in the event that we inaccurately concluded that such permission or approvals are not required or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future and we fail to obtain such permissions or approvals, then we may not be able to complete a future offering of securities. We may also be pressured to delist our securities, if they are then listed, which would force the holders to sell these securities and could result in a material adverse effect on the value of these securities. We may face sanctions by the CSRC or other PRC central government authorities or pressure from the PRC central government in various business matters for failure to obtain such permissions or approvals. These sanctions or pressure may include fines and penalties on Smarten, limitations on Smarten’s operations in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiary in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

5.             Comment: We note your response to comment 8. Please expand the disclosure on page 8 to describe and quantify any transfers of assets other than cash that have occurred between the company and its subsidiary, or make clear if not such transfers have been made to date. Please additionally disclose a narrative of the cash management policies and procedures that dictate how funds are transferred between your entities, including whether cash generated from one entity is used to fund another entity’s operations, and whether you have ever faced or could face difficulties or limitations in your ability to transfer cash between entities. Additionally revise your risk factors to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors; for example, and without limitation, regulation of loans and direct investments, restrictions on dividends, and controls on foreign exchange.

August 8, 2022

Response: There have been no non-cash asset transfers that have occurred between the Company and Smarten. Accordingly, the Company has revised its disclosure on page 8 under “Item 1. Business—Status as a China-Based Issuer—Smarten Acquisition” as follows (insertions are underlined):

Cash transfers have only occurred from the Company to Smarten, its wholly owned subsidiary, in China through wire transfers to fund Smarten’s operations working with third party manufacturers for the development of our prototype and for trial production. No cash transfers have occurred from Smarten to the Company and we do not expect any such cash transfers in the future. The historical fund transfers from the Company to Smarten are as follows:

Date	Amount	Purpose
9/3/2020	$40,000	Working capital
10/30/2020	20,000	Working capital
11/18/2020	100,000	Working capital/material purchase
12/23/2020	20,000	Working capital/material purchase
1/31/2021	12,000	Working capital/material purchase
3/22/2021	30,000	Working capital/material purchase
7/6/2021	50,000	Working capital/material purchase
8/17/2021	20,000	Working capital/material purchase
9/8/2021	100,000	Working capital/material purchase
9/9/2021	10,000	Working capital/material purchase
9/14/2021	30,000	Working capital/material purchase
9/22/2021	13,188	Working capital/material purchase
7/11/2022	7,257	Material purchase
	$452,445

To date, no asset transfers between the Company and Smarten have been effected, and none are expected. In addition, Smarten has made no dividends or distributions to the Company.

Smarten’s activities are limited to supply chain management and quality control; accordingly, no revenues have been or will be generated by Smarten, and no funds have been or will be transferred from Smarten to Harmony. We have not faced, and do not anticipate facing, difficulties or limitations in our ability to transfer cash from Harmony to Smarten. As noted above, however, although we view the use of Smarten as adding value, Smarten is not necessary to our operations. In the future, if we anticipate facing difficulties or limitations in our ability to transfer cash from Harmony to Smarten, we can, and would, discontinue Smarten’s operations in their entirety so as to avoid or minimize such issues.

Exhibits

6.             Comment: We note your response to prior comment 13 and reissue it in part. Please refile exhibits 10.11 through 10.17 to reflect the (i) current maturity date of each loan agreement, as disclosed in the table on page 5, (ii) assignments of the loans to Nianxu Zheng and Keystone Associates, Inc., and (iii) extension for payment of consideration and waiver of interest due in relation to the acquisition of Smarten.

Response: The Company acknowledges Comment 6 and has re-filed Exhibits 10.11 through 10.17 with Amendment No. 3.

August 8, 2022

If the Staff has any further comments regarding Amendment No. 3, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Angelini/Securities and Exchange Commission
Sergio Chinos/Securities and Exchange Commission
Effie Simpson/Securities and Exchange Commission
Kevin Woody/Securities and Exchange Commission
Nick Zeng/Harmony Energy Technologies Corporation